September 9, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop: 3561
100 F Street, NE
Washington, DC 20549

Attn:     William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Re:    CONE Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
Form 10-Q for the Fiscal Quarter Ended June 30, 2016
Filed August 4, 2016
Response Dated August 18, 2016
File No. 001-36635

Ladies and Gentlemen:

On behalf of CONE Midstream Partners LP (the “Partnership”), set forth below are responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2016 regarding the above-referenced filings.

For your convenience, the text of the Staff's comments are set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2015

Exhibits 31.1 and 31.2

1.
We have reviewed your response to comment 5. Please file your amendments related to the 2015 Form 10-K and Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016. Please refer to the guidance in section 246.13 of the Compliance and Disclosure Interpretations related to Regulation S-K updated on July 26, 2016 on filing your amendments.

Company Response:

The Partnership acknowledges the Staff’s comment and amended its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the "2015 Form 10-K"), its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016 (the “March 31, 2016 Form 10-Q”) and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “June 30, 2016 Form 10-Q”), in each case so that the Section 302 certifications conform exactly to the language outlined in Item 601(b)(31)(i) of Regulation S-K in the manner requested by the Staff.  The Partnership also will ensure that all certifications in future periodic reports comply with the requirements of Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Note 3 - Net Income per Limited Partner and General Partner Interest

2.
We reviewed your response to comment 7. You are required to retroactively apply the guidance ASU 2015-06; prospective application does not appear to be appropriate. Refer to paragraph BC 13 of ASU 2015-06, Earnings per Share.

Company Response:

In response to your comment, as further discussed during our telephone conversation on September 1, 2016, we respectfully advise the Staff that when we adopted ASU 2015-06 we retroactively applied its guidance to all periods presented in our March 31, 2016 Form 10-Q. As a result of its adoption, we disclosed in Note 3 to the March 31, 2016 financial statements that “adoption of this standard did not impact the consolidated presentation of the Partnership’s financial statements or related disclosures,” which we believe is correct and in accordance with paragraph BC13 of ASU 2015-06 for the periods presented in that filing and in our June 30, 2016 Form 10-Q.

The first time that we can apply the guidance to financial information that would be affected by this new guidance (i.e., for the period ended December 31, 2014) will be in the Form 10-K for the year ending December 31, 2016 (the "2016 Form 10-K"). In this future filing, we intend to update the calculation of Limited Partner Interest in Net Income for all periods presented as follows:

a)
We will begin with a new line entitled Net Income Attributable to Predecessor, General and Limited Partner Ownership Interests in CONE Midstream Partners LP, which will tie to the existing line entitled Net Income Attributable to General and Limited Partner Ownership Interests in CONE Midstream Partners LP on the Statement of Operations;

b)
From this line we will subtract a new line entitled Pre-IPO Net Income Attributed to Predecessor, which represents the income of the Predecessor for the period from January 1, 2014 through September 30, 2014, which is the date of the Partnership completed its IPO. The subtraction of (b) from (a) will derive Net Income Attributable to General and Limited Partner Ownership Interests in CONE Midstream Partners LP;

c)	From this line we will subtract the previously disclosed General Partner Interest in Net Income to derive Limited Partner Interest in Net Income.

The above presentation will result in the same Limited Partner Interest in Net Income as we had previously disclosed in the Annual Report on Form 10-K for the years ended December 31, 2015 and 2014. As a result, there will not be any impact to the previously reported Net Income per Limited Partner Unit.

We have included the following table for the periods ended December 31, 2015 and 2014 to demonstrate the proposed presentation for the Calculation of Limited Partner Interest in Net Income on the Statement of Operations in our 2016 Form 10-K:

	2015	2014
Net Income Attributable to Predecessor, General and Limited Partner Ownership Interests in CONE Midstream Partners LP	$71,247	$56,969
Less: Pre-IPO Net Income Attributed to Predecessor	—	41,591
Less: General Partner Interest in Net Income	1,425	308
Limited Partner Interest in Net Income	$69,822	$15,070

As requested by the Staff, the Partnership acknowledges the following with regard to the filings:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our response to the Staff's comments, please contact me at (724) 485-4000.

Sincerely,
CONE MIDSTREAM PARTNERS LP
By: CONE Midstream GP LLC, its general partner
By: /s/ David M. Khani
David M. Khani
Chief Financial Officer